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                              June 15, 2023

       Scott Wolf
       Chief Executive Officer
       Digital Health Acquisition Corp.
       980 N Federal Hwy #304
       Boca Raton, FL 33432

                                                        Re: Digital Health
Acquisition Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed May 22, 2023
                                                            File No. 333-268184

       Dear Scott Wolf:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2023 letter.

       Amendment No. 4 to Preliminary Proxy Statement filed May 22, 2023

       Cover Page
       Letter to Stockholders, page i

   1. We note your revisions in response to our prior comment 1 and reissue in part. Please disclose the equivalent
price per share paid by the PIPE Investors and A.G.P. for the common stock they stand
to hold after the conversion of their Series A and Series B
                                                        Preferred Stock.
   2. We note the Extension Financing you entered into with "an institutional investor" for a
                                                        $250,000 loan at a 10%
interest rate. Please clarify whether this is the same loan that was issued by SCS Capital
Partners on May 5, 2023, disclosed in the next full paragraph. To
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         the extent that SCS Capital Partners did issue the Extension Note and entered into the related securities purchase agreement with DHAC, please revise your disclosure throughout to identify SCS Capital Partners as the Extension Financing lender and revise to eliminate any redundant disclosure. Please also revise your dilution tables on pages 101 and 102 to refer to the 26,086 warrants as the Extension Warrants held by SCS Capital
         Partners instead of "Other Stockholders."
Ownership of the Post-Business Combination Company After the Closing, page 30

3. We note your revisions in response to comment 3. As the Sponsor and/or Initial PIPE investors may acquire shares in at the rate of $10, $5 and $2 per share, depending on the conversion rate under circumstances as outlined elsewhere in the prospectus, please revise all the redemption scenarios throughout the document to include the maximum number of shares they can obtain at the $2 per share conversion ratio, including the risk factor on page 100. When revising the document, including the shareholder letter, please also clarify the rate at which it is expected that these investors will convert the PIPE shares.
         For example, given the current or expected trading price, or any factors under the conversion feature, clarify if it remains applicable or reasonably expected that the Sponsor or Initial PIPE investors would convert at $10 per share. If not, so clarify and eliminate any such option from the dilution charts.

Q: Are there any arrangements to help ensure that DHAC will have sufficient funds, together with the proceeds in its Trust Account . . . , page 60

4. We note your revisions in response to our prior comment 8 and reissue in part. We note your statement that the PIPE Shares would convert into an aggregate of "(i) 1,756,950 shares of DHAC Common Stock assuming a $10.00 conversion price, (ii) 3,513,900 shares of DHAC Common Stock assuming a $5.00 conversion price and
(iii) 8,784,500
         shares of DHAC Common Stock assuming a $2.00 conversion price." Please revise this statement to include the effective price paid per share of Common Stock in each of these conversion scenarios.
Proposal No. 1--The Business Combination
Background of the Business Combination, page 132

5. We note the revised disclosure in response to comment 12. Revise to clarify Mr. Ciufo's
         "existing sales channel relationship with Premier, Inc." as of the time of the initial public offering. Revise his background experience on page 290 to disclose when he became a consultant for Premier.
6. We note your revisions in response to our prior comment 14 and reissue in part. Please expand your disclosure to provide additional detail as follows:
             Please disclose the material terms of the initial draft letter of intent submitted by
             DHAC on December 15, 2021, and all subsequent letters of intent. Scott Wolf
FirstName  LastNameScott   Wolf
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                Please explain how the parties arrived at the PIPE size of $10,000,000 to $15,000,000 and the convertible note structure.
                We note your statement that the negotiations related to the First Amended and
              Restated Business Combination Agreement "revolved around the terms and conditions set forth in the amended agreement now that the consideration was also to consist of promissory notes of DHAC." Please disclose the terms and conditions that were negotiated and how the inclusion of promissory notes in the consideration instead of cash impacted the terms and negotiations.
                Please also disclose the changes in material terms for the Second Amended and
              Restated Business Combination Agreement, including the negotiations and how the change to equity-based compensation affected the negotiations and resulting terms.
              When revising this section, disclose all material changes between the Original
              Business Combination Agreement, the First Amended Business Combination
              Agreement and the Second Amended Business Combination Agreement. Digital Health Acquisition Corp.'s Board of Director's Discussion of Valuation, Reasons for the
Approval of the Business Combination. . . ., page 143

7. Given the numerous revisions to the business combination agreement, please revise this section and throughout the document to specify to which version of the business combination agreement you refer (Original, First Amended, Second Amended, First
         Amendment to Second Amended Business Combination Agreement, etc.). For example, please revise the proxy proposal to clarify, if true, that you are seeking shareholder approval of the Second Amended Business Combination Agreement. In addition, please revise the question and response heading on page 42 to clarify that you did not seek a second fairness opinion after the Original Business Combination Agreement was revised.
         Finally, add a risk factor reflecting the Board's decision not to obtain an updated fairness opinion given the changes to the business combination agreement, including the consideration, and the revised projections.
Satisfaction of the 80% Test, page 145

8. Please revise to include discussion of the quantitative basis for determining that the business combination had a fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of the merger agreement. Please include the material details of the specific analyses used, what sources of information were used to make the determination, and any quantitative or qualitative factors considered.
Certain Unaudited VSee and iDoc Prospective Financial Information, page 154

9. We note your revisions in response to our prior comment 18 and reissue the comment.
         Please clarify whether the DHAC Board feels it is appropriate to continue to rely on the fairness opinion rendered by Cassel Salpeter, in light of the revised terms of business combination agreement and revised projections that have occurred since the opinion was given. Also clarify what factors the board considered and what weight the Board gave the
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         opinion and underlying valuations on October 5, 2022, when it approved the Second
         Amended and Restated Business Combination Agreement and related documents, and recommended that DHAC's stockholders approve the revised agreement. Information About VSee, page 200

10. We note your revisions in response to our prior comment 19 on pages 217 and 228. Please revise to disclose the material terms of the signed agreements, including the identity of the counterparties, and file the agreements as exhibits, to the extent material, or explain why the company is not substantially dependent upon the contracts. Tell us whether the verbally acknowledged VSee agreement is expected to be finalized, and if so, the anticipated timing. Finally, given the timing of the projections, including those for the second quarter of 2023, disclose whether these projections remain reliable.
Information About iDoc
Competition, page 209

11. We note the industry identified as "telemedicine" and the range of potential competitors identified. Please revise to clarify iDoc's competitive position in the industry and against whom or in what specific portion of the industry iDoc believes it competes favorably based on the factors listed. Refer to Item 101(h)(4)(iv) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations of iDoc, page 226

12. On page 209 you disclose that iDoc "focus[es its] research and development spend on delivering new products and further enhancing the functionality, performance and flexibility of [its] solution." The Management's Discussion and Analysis section for iDoc;
         however, does not appear to address any R&D expenses. Please revise one or both sections to clarify.
Securities Ownership of Certain Beneficial Owners and Management, page 304

13. We reissue comment 28 in part. Please revise the beneficial ownership tables so that there is a beneficial ownership table in substantially the form provided in
Item 403 of
         Regulation S-K, by class, for each separate entity (VSee, iDoc and DHAC) before the business combination. In addition, provide a separate beneficial ownership table for the surviving entity after the business combination. To the extent that entity has separate classes of securities, be sure to disclose the separate classes in a table substantially in the form provided in Item 403. In addition, please revise the table of contents to include an entry for Securities Ownership of Certain Beneficial Owners and Management.
General

14. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. If so, please revise
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June 15, 2023
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      your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

       You may contact Julie Sherman at (202) 551-3640 or Jeanne Baker at (202) 551-3691 if
you have questions regarding the financial statements and related matters. Please contact Jordan
Nimitz at (202) 551-5831 or Abby Adams at (202) 551-6902 with any other questions.



                                                            Sincerely,

FirstName LastNameScott Wolf                                Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameDigital Health Acquisition Corp.
                                                            Services
June 15, 2023 Page 5
cc:       Thomas Poletti, Esq.
FirstName LastName